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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

    FOR THE TRANSITION PERIOD FROM                   TO
                                   -----------------    --------------------

                        COMMISSION FILE NUMBER: 33-64732

                                ----------------


                SPSS INC. QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
            233 S. WACKER DRIVE, 11TH FLOOR, CHICAGO, ILLINOIS 60606

               REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE:
                                 (312) 651-3000

                          (Name and Address of Issuer)

                                    SPSS INC.

            233 S. WACKER DRIVE, 11TH FLOOR, CHICAGO, ILLINOIS 60606


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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
SPSS Inc. Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of SPSS Inc. Qualified Employee Stock Purchase Plan (the Plan) as of December 31, 2003 and 2004, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SPSS Inc. Qualified Employee Stock Purchase Plan as of December 31, 2003 and 2004, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
March 30, 2005


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                SPSS INC. QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2003 AND 2004

                                                           2003        2004
                                                        ----------  ----------
                    Due from Sponsor                    $  105,063  $       --
                                                        ----------  ----------
                    Net assets available for benefits   $  105,063  $       --
                                                        ----------  ----------

See accompanying notes to financial statements.


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


                SPSS INC. QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                  2002         2003        2004
                                               ---------    ---------    ---------
Additions to net assets attributed to:
         Participant contributions             $ 406,356    $ 335,433    $      --
         Employer contributions                   71,232       58,479    $      --
                                               ---------    ---------    ---------
                                                 477,588      393,912    $      --
Deductions from net assets attributed to:
         Purchases of SPSS Inc. common stock    (521,451)    (380,951)    (105,063)
                                               ---------    ---------    ---------
Net increase (decrease)                          (43,863)      12,961     (105,063)
Net assets available for benefits:
         Beginning of year                       135,965       92,102      105,063
                                               ---------    ---------    ---------
         End of year                           $  92,102    $ 105,063    $      --
                                               =========    =========    =========

See accompanying notes to financial statements.


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


SPSS INC. QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2003 and 2004

(1) DESCRIPTION OF PLAN

    The following description of the SPSS Inc. Qualified Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan was established on December 17, 1993 to allow all hourly and salaried employees of SPSS Inc. (the Company or Sponsor) to acquire shares of the Company's common stock on a quarterly basis through payroll deductions at a price equal to 85% of the market price as described below. To participate in the Plan, employees must be employed prior to the end of the enrollment period for that quarter.

    USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of Plan assets and the disclosure of contingent assets and liabilities at the date of the statement of net assets available for benefits and changes during the reporting periods. Actual results could differ from those estimates.

    CONTRIBUTIONS

    Participants may contribute up to 10% of their base salary, bonuses and commissions to the Plan. At the end of each quarter, the total funds deducted from participants' pay checks are used to purchase SPSS Inc. common stock. The Plan calculates the share purchase price as 85% of the lower of
    i) the closing market price of the stock on the first trading day of the quarter or ii) the closing market price for the stock on the last trading day of the quarter. The remaining 15% represents the Company's portion of the share purchase price to the participant.

    USE OF FUNDS

    All contributions to the Plan are used to purchase shares of SPSS Inc. common stock.

    VESTING

    Participants are entitled to all rights as an SPSS stockholder with respect to any stock issued to the Participant, including the right to vote such shares.

    NUMBER OF PARTICIPANTS

    There were 75 and zero participants in the Plan as of December 31, 2003 and 2004, respectively.

    WITHDRAWALS

    Participants can withdraw from the Plan at any time prior to the end of a calendar quarter and receive a refund of money deducted from their salary, bonus or commission and not yet invested in stock.

    ISSUANCE OF SHARES UNDER THE PLAN

    During 2004, 5,876 shares were issued under the Plan. No additional shares are available for issuance under the Plan. The Company has terminated use of the Plan.


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


SPSS INC. QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2003 and 2004


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

    INVESTMENTS

    Participants' contributions are under the control of the Company, and may be maintained as a single fund or commingled with other funds.

    CONTRIBUTIONS

    Participants' contributions are recorded when withheld from the participants' paychecks by the Company. These contributions are invested in SPSS Inc. common stock on a quarterly basis. No interest is paid or accrued on amounts withheld through payroll deductions under the Plan. Due from Sponsor represents payroll deductions from participants during the fourth calendar quarter of each year. Due from Sponsor is short-term in nature, and accordingly, its carrying value approximates fair value.

(3) FEDERAL INCOME TAXES

    The Plan is not subject to income taxes, as these taxes are incurred by the participants. Beginning basis in the stock is 85% of the total price and, therefore, participants are not responsible for taxes on the additional 15% until the stock is sold. Special holding period rules apply and the gain or loss realized may need to be split and reported as compensation expense and gain or loss on the difference.

(4) ADMINISTRATIVE EXPENSES

    All administrative expenses relating to the Plan are paid by the Company.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                SPSS Inc. Qualified Employee Stock Purchase Plan

March 31, 2005                  By: /s/ Robert J. Brinkmann
                                    --------------------------------------------
                                    Robert J. Brinkmann
                                    Plan Administrator


                                       7
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                                  EXHIBIT INDEX

                                                                  INCORPORATION
EXHIBIT                                                           BY REFERENCE
NUMBER                         DOCUMENT DESCRIPTION              (IF APPLICABLE)
------                         --------------------              ---------------
23.1     Consent of Registered Independent Public Accounting
         Firm
99.3     SPSS Inc. Qualified Employee Stock Purchase Plan                *

---------
* Previously filed as Exhibit 10.46 to the Company's Registration Statement on Form S-4, filed December 19, 2000 (File No. 333-52216).


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